FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from August 1, 2017 to August 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 8, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from August 1, 2017 to August 31, 2017 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on September 8, 2017]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

			as of August 31, 2017

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 27, 2017) (Period of repurchase: from May 17, 2017 to March 30, 2018)	100,000,000		80,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) August 15 August 16 August 17 August 18 August 21 August 22 August 23 August 24 August 25 August 28 August 29 August 30 August 31	1,841,000 1,841,000 1,787,500 1,841,600 1,967,000 1,961,100 1,967,000 1,967,000 1,967,000 2,036,900 2,050,500 2,074,000 2,074,000	1,192,295,670 1,188,487,740 1,145,422,910 1,158,001,930 1,221,068,590 1,221,354,060 1,235,876,640 1,208,367,390 1,204,417,230 1,238,013,600 1,234,138,260 1,266,480,350 1,269,812,350

Total	—	25,375,600	15,783,736,720

Aggregate shares repurchased as of the end of this reporting month	25,375,600		15,783,736,720

Progress of share repurchase (%)	25.4		19.7

2.	Status of disposition

as of August 31, 2017

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) August 3	19	12,534
Subtotal	—	19	12,534
Other (exercise of stock acquisition rights)	(Date)
	August 1	85,600	10,613,600
	August 2	341,400	9,708,400
	August 3	139,200	5,465,200
	August 4	49,900	7,754,900
	August 7	13,300	1,905,300
	August 8	71,900	8,547,900
	August 9	88,200	4,941,200
	August 10	13,000	1,432,000
	August 14	11,000	4,512,000
	August 15	17,300	17,300
	August 16	55,800	3,314,800
	August 17	45,000	11,309,000
	August 18	119,900	4,213,900
	August 22	18,300	2,856,300
	August 23	15,000	1,434,000
	August 24	3,000	1,422,000
	August 25	4,500	898,500
	August 28	14,200	14,200
	August 29	21,400	21,400
	August 30	39,600	336,600
	August 31	47,500	3,130,500

Subtotal	—	1,215,000	83,849,000

Total	—	1,215,019	83,861,534

3.	Status of shares held in treasury

as of August 31, 2017

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	298,127,307